Exhibit 99.1

Viveve Reports Third Quarter 2014 Financial Results

SUNNYVALE, California —November 14, 2014 – Viveve Medical, Inc. (“Viveve”) (OTC PINK: VIVMF), the parent company to Viveve, Inc., a company focused on women’s health, today reported financial results for the period ended September 30, 2014. These results are the first financial results reported for Viveve following the merger of Viveve, Inc. with PLC Systems, Inc.

“With the completion of our recent financing transactions we believe we are now in a position to successfully execute our strategic plans.” said Patricia Scheller, Viveve’s Chief Executive Officer. “Our focus has been and will continue to be driving commercialization through the attainment of necessary regulatory clearances, generating differentiating clinical data and increasing awareness about a condition that affects millions of women worldwide. We believe our treatment provides the first real hope in the effort to effectively address vaginal introital laxity."

Recent Business Highlights

●	Became publicly traded under the symbol VIVMF following the completion of the merger of Viveve, Inc. and PLC Systems, Inc.
●	Successfully raised $6 million in equity capital, including the conversion of $1.5 million in outstanding debt, to support additional clinical and global commercialization efforts
●	Secured a $5 million term loan (of which Viveve, Inc. has drawn $2.5 million) to fund working capital, as we begin to more aggressively pursue sales of the Viveve System
●	Preparing for the imminent launch of the VIVEVE I clinical trial in Europe and Canada

Financial Results

Research and development expenses for the three months ended September 30, 2014 totaled $572,134, compared to research and development expense of $177,203 for the three months ended September 30, 2013, an increase of $394,931, or approximately 223%. Spending on research and development increased in the third quarter of 2014 as we prepared for our OUS Clinical Trial and incurred costs associated with the trial’s implementation. Research and development further increased due to additional engineering work related to certain product improvement efforts.

Selling, general and administrative expenses for the three months ended September 30, 2014 totaled $1,790,014, compared to $532,369 for the three months ended September 30, 2013, an increase of $1,257,645, or approximately 236%. The increase in general and administrative expenses was primarily attributable to additional professional services related expenses associated with our recent merger and to a lesser degree greater spending to build inventory and brand and market awareness.

Net loss for the three months ended September 30, 2014 was $2,504,159 or a loss of $0.52 per share, compared with a net loss of $871,893, or a loss of $0.23 per share, for the three months ended September 30, 2013.

Cash and cash equivalents were $1,976,980 as of September 30, 2014, an increase of $1,546,873 from $430,107 as of December 31, 2013.

About Viveve

Viveve, Inc., the operating subsidiary of Viveve Medical, Inc., is a women’s health company passionately committed to advancing new solutions to improve women’s overall well-being and quality of life. The company’s lead product, the Viveve® System, is a non-surgical, non-ablative medical device that remodels collagen and restores tissue. The Viveve System treats the condition of vaginal laxity, which is the result of the over-stretching of tissue during childbirth that can result in a decrease in physical sensation and sexual satisfaction. Physician surveys indicate that vaginal laxity is the number one post-delivery physical change for women, being more prevalent than weight gain, urinary incontinence or stretch marks. The Viveve Treatment uses patented, reverse-thermal gradient radiofrequency technology to tighten the tissues of the vaginal introitus (opening) and requires only a 30-minute out-patient treatment in a physician’s office. The Viveve System has received regulatory approval in Europe, Canada and Hong Kong and is available through physician import license in Japan. It is currently not available for sale in the U.S. For more information, please visit Viveve’s website at www.viveve.com.

Safe Harbor Statement

All statements in this press release that are not based on historical fact are “forward-looking statements”. While management has based any forward-looking statements included in this press release on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties and other factors, many of which are outside of our control, which could cause actual results to materially differ from such statements. Such risks, uncertainties, and other factors include, but are not limited to, the fluctuation of global economic conditions, the performance of management and our employees, our ability to obtain financing, competition, general economic conditions and other factors that are to be detailed in our periodic and current reports available for review at www.sec.gov. Furthermore, we operate in a highly competitive and rapidly changing environment where new and unanticipated risks may arise. Accordingly, investors should not place any reliance on forward-looking statements as a prediction of actual results. We disclaim any intention to, and undertake no obligation to, update or revise forward-looking statements to reflect events or circumstances that subsequently occur or of which we hereafter become aware.

Viveve is a registered trademark of Viveve, Inc.

Contact:

Investor Relations

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New York, NY 10016

212-490-9095

admin@bookeandco.com

VIVEVE MEDICAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

	September 30, 2014	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$1,976,980	$430,107
Accounts receivable	3,750	-
Inventory	136,902	228,163
Prepaids and other current assets	188,006	308,183
Total current assets	2,305,638	966,453
Property and equipment, net	191,663	127,524
Other assets	652,045	43,783
Total assets	$3,149,346	$1,137,760
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$566,059	$967,315
Accrued liabilities	387,538	516,152
Note payable	1,471,799	1,463,244
Related party convertible bridge notes	-	4,875,000
Total current liabilities	2,425,396	7,821,711
Preferred stock warrant liabilities	-	623,672
Total liabilities	2,425,396	8,445,383

Stockholders’ equity (deficit):
Series A convertible preferred stock	-	23,863
Series B convertible preferred stock	-	171,199
Preferred stock, no par value	-	-
Common stock, $0.001 par value	-	6,556
Common stock and paid-in capital, no par value	35,066,274	-
Additional paid-in capital	-	22,395,684
Accumulated deficit	(34,342,324)	(29,904,925)
Total stockholders’ equity (deficit)	723,950	(7,307,623)
Total liabilities and stockholders’ equity (deficit)	$3,149,346	$1,137,760

VIVEVE MEDICAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013

Revenue	$17,180	$4,610	$64,475	$147,660
Cost of revenue	14,724	1,493	40,075	110,528
Gross profit	2,456	3,117	24,400	37,132

Operating expenses:
Research and development	572,134	177,203	940,954	628,545
Selling, general and administrative	1,790,014	532,369	3,085,580	2,517,791
Total operating expenses	2,362,148	709,572	4,026,534	3,146,336
Loss from operations	(2,359,692)	(706,455)	(4,002,134)	(3,109,204)
Interest income	2	2	5	5
Interest expense	(152,296)	(156,727)	(486,582)	(334,380)
Other income (expense), net	7,827	(8,713)	51,312	11,230
Net loss	$(2,504,159)	$(871,893)	$(4,437,399)	$(3,432,349)

Net loss per share:
Basic and diluted	$(0.52)	$(0.23)	$(1.08)	$(0.92)

Weighted average shares used in computing net loss per common share
Basic and diluted	4,829,300	3,743,282	4,109,266	3,743,282